CytoMed Therapeutics Limited

1 Commonwealth Lane

#08-22

Singapore 149544

+65 6250 7738

VIA EDGAR

March 31, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Abby Adams

Re: CytoMed Therapeutics Limited

(f/k/a CytoMed Therapeutics Pte. Ltd.)

Registration Statement on Form F-1

Originally Filed on November 18, 2022, as amended

File No. 333-268456

Dear Ms. Adams:

Per your discussion with Mr. Richard Anslow. Esq. of Ellenoff Grossman & Schole LLP (“EGS”) and in response to Comment No. 3 of the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission on March 29, 2023, CytoMed Therapeutics Limited (the “Company,” “we,” “our” or “us”) hereby respectfully advises as follows:

During Cytomed’s Nasdaq application review process, the Company discussed with Nasdaq the method the Company was using to meet the $15,000,000 market value of publicly held securities requirement (“Public Market Value Standard”). The Company advised Nasdaq that the Company was not raising $15,000,000 in its primary offering. To satisfy the Public Market Value Standard, the Company would use a combination of the sale of shares in the primary offering and shares eligible to be sold under Rule 144 (“Rule 144”) as promulgated under of the Securities Act of 1933, as amended. In connection with its application, pursuant to Nasdaq requirements, the Company submitted a “Publicly Tradable Securities” worksheet to indicate how the Public Market Value Standard will be satisfied. The Company also submitted to Nasdaq (i) a draft opinion from EGS to the Company’s transfer agent opining that all 1,337,136 shares to be included to meet the Public Market Value Standard are eligible for sale without restrictions under R.144 and the restricted legends be removed because none of the shares are held by affiliates and all of the shares have been held for more than one year and (ii) a draft instruction letter from the Company to the transfer agent instructing the transfer agent to remove the restricted legends from the 1,337,136 shares. Please be advised further that one shareholder of the Company currently beneficially owns a total of 883,858 ordinary shares. All of the 883,858 are eligible for the R. 144 exemption. However, for purposes of meeting the Public Float Value Standard, the Company is only including 416,666 shares beneficially owned by said shareholder in the 1,337,136 shares described above.

***

We thank you for your review of the foregoing. If you have further comments, please feel free to contact to our counsel, Richard I. Anslow, Esq., at ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Chee Kong CHOO
Chee Kong CHOO
Director and Chairman

cc:	Richard I. Anslow, Esq.
Ellenoff Grossman & Schole LLP